Filed by Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

(Registration Statement File No. 333-251401)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: HighPoint Resources Corporation

(Commission File No. 001-38435)

Bonanza Creek Energy, Inc.

Q4 2020 Earnings Call

Company Participants

•	Brant H. DeMuth, Chief Financial Officer, Executive Vice President

•	Eric T. Greager, President, Chief Executive Officer, Director

•	Scott Landreth, Senior Director, Finance and Investor Relations and Treasurer

Presentation

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Q4 2020 Bonanza Creek Energy Inc Earnings Conference Call. At this time, all participants are in a listen-only mode. After the speakers' presentation, there will be a question-and-answer session. (Operator Instructions) Please be advised that, today's conference is being recorded. (Operator Instructions)

I would now like to turn the conference over to our speaker today, Scott Landreth. Please go ahead, sir.

Scott Landreth

Thanks, Josh. Good morning, everyone, and welcome to Bonanza Creek's fourth quarter 2020 earnings conference call and webcast. On the call this morning, I am joined by Eric Greager, President and CEO; Brant DeMuth, Executive Vice President and Chief Financial Officer and other members of the senior management team.

Yesterday, we issued our earnings press release, posted a new investor presentation, and filed our10-K with the SEC, all of which can be found on the Investor Relations section of our website. Some of the slides in the current investor presentation may be referenced during our remarks this morning.

Please be aware that our remarks will include forward-looking statements that are subject to many risks and uncertainties that could cause actual results to differ materially from these statements. You should read our full disclosures regarding forward-looking statements contained in our10-K and other SEC filings.

Also during this call, we will refer to certain non-GAAP financial measures, because we believe they are good metrics to use in evaluating performance. Reconciliations of these measures to the most directly comparable GAAP measures are contained in our earnings release and investor presentation.

We will start the call with prepared remarks and then move to Q&A. As with previous earnings calls, we will take questions from those in the self-side analysts community on today's call. I ask that the investors and others with questions, please reach out to me directly to schedule a call. You can find my contact information on the Investor Relations section of our website or with in yesterday's release.

Now, I would like to turn the call over to Eric Greagor. Eric?

Eric T. Greager

Thanks, Scott. Good morning, everyone, and thank you for joining us this morning. Despite the challenges, Bonanza Creek had a very successful 2020. The team delivered safe and consistent operational performance, stretching base production, lowering our cost structure, and improving our occupational safety and health rates.

The year concluded with the announcement of a transformative acquisition of HighPoint Resources. The combination of Bonanza Creek and HighPoint is expected to provide significantly more scale in the rural DJ, enabling us to continue expanding our margins, delivering synergy value, and generating significant and resilient free cash flow. I'll have more to say on this transaction before opening the line for Q&A. But first, I want to summarize a few of the other highlights from 2020.

In early March, when faced with a dramatic decline in commodity prices, we quickly flexed down our pace of development to maintain financial strength. These actions enabled us to generate over $100 million of free cash flow in 2020, and end the year with no debt, and $25 million of cash on the balance sheet. Despite a 70% reduction in capital investment, 2020 production exceeded our March expectations. What we forecasted was an average annualized rate approximately equal to 2019, what we delivered was an 8% improvement over 2019 and a substantial beat of our original guidance.

In early January of 2021, we started our DUC stimulations and we're expecting to turn new wells to sales in late March. More recently, the Arctic weather impacting much of the nation, also created freeze offs in our operations. In our release yesterday, we reduced our total production guidance to a range of 20 to 23 MBoe a day for 1Q '21. But our oil volumes were less impacted, which you'll notice in the improved oil mix guidance.

This remains a cost in margin business, and in 2020, the BCEI team drove unit LOE and recurring cash G&A expenses to levels that had not been reached in our company's history. We're excited to work with the HighPoint team to apply the best of both companies on the combined base of assets.

Briefly, I would like to address one item on the financial statements relating to the $61 million deferred income tax benefit on our balance sheet as of year-end. Sandy and Brant can provide more color during Q&A if there's interest, but in summary, this is due to the company being in a sustained net income position for the foreseeable future according to tests performed during our year-end audit.

As a result of this income, we will now be able to take advantage of our deferred tax assets that were previously offset by valuation allowance. The removal of the valuation allowance at year-end results in a tax benefit on our income statement.

More exciting than taxes, we continue to make steady progress toward closing our acquisition of HighPoint. Last week, we announced key milestones and scheduled a March 12th shareholder meeting to approve the transaction. We refer everyone to our February 10th, Joint Proxy Statement and Prospectus, all of which are available on our website, as the best and most comprehensive sources of information regarding the HighPoint transaction.

With that, I will turn the call to the operator for Q&A.

Questions And Answers

Operator

(Question And Answer)

Thank you. (Operator Instructions) Our first question comes from Leo Mariani with KeyBanc. You may proceed with your questions.

Q - Leo Mariani

Hey, guys. Just wanted to touch a little bit on kind of how you're thinking about 2021. I know you've got the first quarter guidance out there, and clearly, you're waiting on the timing of the HighPoint deal to kind of give us a little bit more of an update. But from a high level, we've clearly seen great strength in commodity prices, start the year. Price is arguably a lot better than most people sort of thought here.

Obviously, you guys didn't really have any activity in the second half of '20. You kind of started to frac wells. I guess what I'm getting at is just trying to get a sense of when you think you might be able to get a rig back out there? Are you still thinking second half '21, might a rig pump little bit earlier just based on the robust commodity prices we're looking at here and might you consider a little bit more activity and you still want to be kind of flattish year pro forma? Or could there be a little bit of growth, given how well commodities have done?

A - Eric T. Greager

Thanks, Leo. I think that's a great question and we've certainly given it some thought. I think we are still planning for standing up a rig in the second half. I think it would be safe to call that kind of mid-Q3. It will take us a little bit of time. The good news is we've got a lot of DUCS.

We'll have a steady diet of DUCs to stimulate between now and that time. And that, obviously, that DUC stimulation program is independent of the drilling operation. So we start to replenish those DUCs when we pick up the rig. The idea is still to operate or at least contemplate operating one level loaded rig across the combined assets. And it -- we talked about flat to slightly declining when we announced the deal.

I think given the relatively significant recovery and commodity prices, both on the natural gas side and the crude oil side, it's probably fair to use the term you use, which is flattish, and try to maintain kind of flat, stable production over time as opposed to allowing it to decline. But rather than front run that too significantly, that's going to be driven by returns. And we'll have a new Board in place after closing. So those sensitivities on returns will be discussed with the Board. But I think it's -- I'm confident to say flattish is a good way to go and picking up a rig early in the second half of the year and kind of think mid-Q3 makes a lot of sense to us.

Q - Leo Mariani

Okay. That's helpful. And obviously, we're getting kind of closer to the point where you guys are able to close the HPR deal, which is obviously a big milestone for you guys and roughly doubles the size of the company. Looking forward, I imagine there may be some other opportunities out there in the DJ. Do you think 50,000 BOE per day, roughly speaking, is the right scale? Or would you have ambitions to continue to potentially do other deals and become a little bigger company in the next couple of years?

A - Eric T. Greager

Well, our posture is to remain engaged in the conversation on the M&A front, whether that's asset acquisitions or kind of corporate level. That all depends on valuation. It requires, obviously, the HighPoint deal was a value-accretive deal for our shareholders on just about any per share metric you'd like to look at. But I think there's still value, Leo, in gaining scale. And those -- you have more and more opportunities to diversify risks, whether those are asset risk, reservoir risks, takeaway risks or other kinds of risks in the business. And scale, obviously, not only gives us economies but also gives us the opportunity to mitigate risk across the portfolio.

So we won't be satisfied necessarily at 50,000 BOE per day because it's 50,000 BOE per day. We certainly appreciate that 50,000 BOE per day is twice 25,000 BOE per day, and that's a great improvement in scale. We'll continue to look for value-accretive opportunities to continue to grow the business. It's got to make sense. There's got to be a fair exchange of value, and we'll be looking for those.

Q - Leo Mariani

Okay. That's a great color. And just lastly for me, just maybe a tricky question, but obviously, came out and redacted the guide a little bit for the first quarter for the extreme weather events. Are those pretty much cleared up on your asset at this point? You think that the weather is passed? Is kind of everything back up and running, you have a pretty wide range on first quarter? So just trying to get a sense if you think everything is baked in or is there just kind of a lot of guesswork involved because you still got a bunch of wells down? What can you kind of tell us about first quarter?

A - Eric T. Greager

No, we feel pretty good, Leo, that the 20.0 to 23.0 MBOE a day for Q1 captures the range of outcomes. And we're definitely on the mend. I mean, weather is still tough. It's still cold. It's still below 0 and some challenges in the field. But we're well on the mend, and we feel confident that it's captured in the range.

Q - Leo Mariani

Okay. Great. Thanks, guys.

A - Eric T. Greager

Thank you, Leo.

A - Brant H. DeMuth

Thanks, Leo.

Operator

Thank you. Our next question comes from Neal Dingmann with Truist Securities. You may proceed with your questions.

Q - Neil Dingmann

Good morning, all. Eric, my question is just looking at, obviously, the massive footprint you have on Slide 12. I don't know if you can comment sort of post HighPoint yet, maybe too premature on that. But I'm just -- my question is really on well cadence when looking at that acreage. If you could just give us a little color on how you -- maybe for the remainder of this year and into next year, how you're thinking about that? I don't know if you can -- as I mentioned whether if you want to just keep it without HighPoint at this point?

A - Eric T. Greager

No. I think the best way to talk about it is as a pro forma enterprise, over 200,000 net acres, as you indicated, Neal, on Slide 12. We'll continue with the DUC stimulation work and putting those to sales, and that should be in the range of 40 to 45 DUCs all throughout the year. But our DUC stimulation program on the stand-alone Bonanza side for O1 is weighted to the first half of the year, and then we start blending in HighPoints' after close.

In terms of cadence or pace of development, those turn ons are going to start in March, and there'll be a pretty steady diet of turn-in-lines through the second quarter of those wells that were stimulated by Bonanza stand-alone in Ql. And then as we start to blend in the high point DUC inventory as you move into Q2 and Q3, turning those in line. Then as we pick up the rig and we start replenishing the DUC inventory, the idea essentially, Neal, is to solve for something that feels like notionally about a flat production profile. There'll be some wobbliness on a quarter-to-quarter basis just based on variability of turn-in-lines and so on. But generally speaking, we want to maintain flat, stable production profile over time.

And that's a slight correction to the flat to slightly declining, which we rolled out in November. But that's obviously based on higher returns and our returns orientation, given the rally in both natural gas and crude oil pricing.

On a 1-rig operated pace of development, if you think about over time, that 1 rig, kind of 1 frac crew operated pace of development, we'll turn on a mix of XRLs and SRLs at about 50 per year. So notionally, we'll be able to drill off inventory -- permit inventory and location inventory across the acreage at a pace of about 50 wells per year. And we've got two years of one rig development queued up already in approved permits and far more than that in terms of high-quality locations and inventory.

Q - Neil Dingmann

Well, like -- yes, I love the inventory. And then just as a quick follow-up on Slide 13. Looking at infrastructure, I think I know the answer, but I'd just love to hear your color on it. It seems to me you have more than appropriate sort of a structure at this time when you look at the gas oil and water. But maybe, Eric, just love to hear your comments a little more on that slide as far as what the combined company, sort of, how you think about in total infrastructure?

A - Eric T. Greager

Yes, we couldn't be more excited to put these two gathering systems together. As you point out, it's not just a gas gathering system. It's a gas gathering system, a produced water gathering system and an oil gathering system. We've got multiple interconnects to multiple midstream gas processors, multiple interconnects to different crude oil pipeline access points and terminals. And the gathering system assets obviously represent intrinsic value on their own, which gets better by connecting them, lowering the system-wide gas gathering pressure, which improves the base performance of the wells, all wells connected to it.

And then you take that and you compound it even further, when you've got -- in the examples where we have, for example, two sections, abutting one another or adjacent, where Bonanza would have developed one on section lengths and HighPoint would have developed the adjacent on section length. We can now develop both, pick up the idle resource that would have otherwise been in the setback of those two sections.

So that's true incremental resource added, and then also the economies of scale that are provided by drilling longer laterals. Then you combine that with tying those systems into either HighPoint gathering system at the surface or Bonanza's gathering system at the surface. And you can see that it basically takes the levelized supply cost to the entire 200,000 net acre position down the cost curve. And we just couldn't be more excited to sink our teeth into that.

We quantified some of the benefits and some of the synergies, but we think there's a lot there as we continue to dig through, just continuing to lower the level of supply cost and improve our cost structure.

Q - Neil Dingmann

Fantastic details. Thanks so much again.

A - Eric T. Greager

Thank you, Neil.

Operator

Thank you. Our next question comes from Michael Scialla with Stifel. You may proceed with your questions.

Q - Mike Scialla

Hey, good morning, guys. Eric, you mentioned you have an inventory of a couple of years of permits based on a one rig program. Have you received any permits since the oil and gas commission implemented its new rules in fourth quarter? And I just want to get your thoughts on how those new rules might impact you in terms of timing and costs and other aspects?

A - Eric T. Greager

Hey, Mike. Yes. Thanks for the question. We have been receiving a very steady inbound pace of permits for locations and wells themselves. So those are forms 2 and 2A. We've continued to get those throughout 2020 during the rule-making and then in the time sense. So we feel pretty good about all the work that's ongoing.

I think the COGCC now with the kind of permanent full-time commissioners in place, they're able to get a lot more kind of steady pace of work done. And it feels to us like things are incrementally stabilizing. We've got the rule making, the bulk of the rule-making behind us in 2020 and the January15 effective date. There's a little bit more rule-making ahead of us, but we don't see that as necessarily difficult or otherwise challenging in terms of the company's ability to develop. We just want to see continued stabilization and pace on permit generation, permit clearing and COGCC hearings and activities at the commission.

Q - Mike Scialla

Do you anticipate any incremental costs with the new rules?

A - Eric T. Greager

Incremental since January 15, I would say no. It has been a pretty steady increase in the rigor of things like leak detection and repair, site visits, site inspections and reporting requirements. We've been involved in the rule-making and sort of front-running those anticipated costs over the last three to six quarters.

As we see it coming, we generally build processes and procedures in place. And so what I would suggest on that answer, Mike, is that we've got most of it built in. It's -- again, you don't sort of wake up on January 15 with the new commission and the new rules in place and then put the processes in place. So the cost structure we've had over most of 2020 has most of the procedures and rigor built in and, obviously, the associated cost built in.

Q - Mike Scialla

Got it. Okay. And looking at free cash flow you're going to generate over the next few years, it looks like you're going to be able to reduce the debt you inherit from HighPoint pretty quickly. When you get that to where you want it? Just want to get your thoughts on how you're looking at the use of free cash flow after that, maybe in terms of dividend or buyback or other uses?

A - Eric T. Greager

Yes. All of those are on the table, Mike. We will have a new board in place after closing. And I'd hate to front run those Board decisions and the proper and rigorous analysis, but it's going to be driven like it always has been at Bonanza, driven by returns. So there's going to be probably a mix in that basket of consideration. I think dividend certainly is something we want to talk about and want to better understand, share repurchases as well. Although with just 30.5 million shares out, repurchasing those shares is going to be -- it has a downside to it. But there is a return associated with that activity as well.

And then getting the leverage ratio down to 0.5 turn isn't going to take long. And so there is an opportunity to use some combination of cash and stock, should we find a good opportunity to continue inorganically growing the business through combinations with other companies.

Q - Mike Scialla

Great. Thanks, Eric.

A - Eric T. Greager

Thanks, Mike.

Operator

Thank you. Our next question comes from Phillips Johnston with Capital One. You may proceed with your question.

Q- Phillips Johnston

Hey, guys. Thanks. Just one from me. Page 4 of the slide deck shows $642 million of PV-10 value at the year-end strip. I'm just wondering if you could provide just the PDP component of that?

A - Eric T. Greager

Yes, Phillips. Good morning. Thanks for the question. So, at year-end strip, just to be specific, the PDP, PV-10 is $437 million.

Q- Phillips Johnston

Okay. That's it for me. Thanks, guys.

A - Eric T. Greager

Thanks. That was easy.

Operator

Thank you. Our next question comes from Noel Parks with Tuohy Brothers. You may proceed with your question.

Q - Noel Parks

Good morning.

A - Eric T. Greager

Good morning, Noel.

Q - Noel Parks

Hi. I think since we last spoke, we've got, what, 15 bucks improvement on oil prices. How much can change in just a few months. Along those lines, just wondering as far as the different scenarios you were contemplating heading into the HighPoint -- well, you know, opportunities of the HighPoint acquisition. I'm just wondering, do you -- do you have any thoughts about maybe what cost structure might look like going forward? I guess I'm just wondering on the service side, after a really slow year in the basin and the cold setting so much down. Now when things do come back, do you believe we've finally seen the trough in service prices? Or do you think there's still capacity and people and equipment out there that badly wants to get to work again?

A - Eric T. Greager

Thanks, Noel. It's a great question. And there's a different strategy for different parts of the cycle, and I think as we reach this inflection here over the last quarter where things started kind of dramatically grinding up and to the right in the commodity prices. We see ample idle capacity on the drilling contractor side of the business. There's going to be crews available and rigs available and contractors, and they're not going to be -- as far as I can tell in a position to really command -- premiums for the most part. That's on the kind of the drilling side of the business, the full suite of drilling location services.

When it comes to stimulation services, I think it's quite the opposite. I think the stimulation market has tightened meaningfully just in the last few months. And it was already beginning to tighten even in the back half of 2020, as folks were both recognizing some of the idle capacity was being taken kind of out of immediate availability. At the same time, that which was immediately available was being contracted.

And so I would say, on 2 fronts, drilling those idle capacity and operators will be able to drive a pretty hard bargain on the drilling side. On the stimulation side, it's going to be a little bit more difficult. But we we've got a stimulation crew under contract now, and we'll maintain that crew under contract for most of the year to maintain our steady diet of DUCs and then kind of replenish DUC inventory throughout the balance of '21.

So we feel pretty good about our access to those services. And those are long-running relationships. I don't anticipate paying kind of spot premiums for those as we've maintained these relationships overtime.

If you think about some of the other sub elements, roustabout services, facilities construction services, pipelining services and the like, I think there's still plenty of slack in the system in most of those service domains. So I wouldn't anticipate that tightening up significantly.

On the Oil Country Tubular side of the business, I do anticipate that starts to tighten here in kind of Q2 and continuing on. If you look at the scrap metal market, it's kind of a precursor to Oil Country Tubular goods and can be a leading indicator, and that's up substantially worldwide, prices for scrap metals. So let me stop there and see if you've got other questions or comments on what I've just said.

Q - Noel Parks

No. That was really helpful. I mean, when I hear you talk about just any elements of tightness, it starts to make me think, hey, I just ran little over real (inaudible). I think that's a long time. I guess one more from me. Do you have any thoughts on your hedging policy going forward with the combined companies?

A - Eric T. Greager

Yes. It's a good question. Again, trying -- me trying to front run what might be a new audit committee certainly will be some compositionally, at least a few new members of the new board. I can't get specific on that, no. But what I would say is we intend to maintain a very strong balance sheet, around 0.5 turn of leverage. And that balance sheet means you don't want to be too aggressive on hedging. You want to be able to allow that balance sheet some exposure. And that's just kind of a fundamental balance sheet versus hedging and risk management.

Brant, do you want to comment on hedging beyond that, what you think the strong balance sheet in the larger company might imply without front-running a audit committee?

A - Brant H. DeMuth

Not too specifically. But Noel, I think the tactics will continue to be a pretty disciplined layering strategy, which we've always employed here, predominantly using 0 cost collars. And you can see that, obviously, the book is detailed in the 10-K, but you can see that in our existing positions that they -- in the first quarter, we are about 75% hedged on the oil side, but that declines off relatively quickly over the ensuing quarters. And I think that structure will remain as is, even though we're doubling the size.

Q - Noel Parks

Great. That's all I had. Thanks.

A - Eric T. Greager

Thanks, Noel.

Operator

Thank you. Our next question comes from Chris Davis with Goldman Sachs. You may proceed with your question.

Q - Chris Davis

Hi. You hear me?

A - Eric T. Greager

Yes, Chris.

Q - Chris Davis

So the freeze offs in Colorado and the outrageously high spot prices, is that causing any kind of derivatives whiplash or anything?

A - Eric T. Greager

Brant, why don't you take that?

A - Brant H. DeMuth

Yes. Thanks for the quesiton, Chris. I wouldn't call it a whiplash. Clearly, we have a good percentage of our O1 natural gas hedged. The ceilings of those are in the mid-2s, 2.25% and a little bit higher than that on some. So clearly, that hedge as gas spikes works against you, as they're structured to do.

I would say that the benefit of the current situation, as reflected in our realizations has been more on the natural gas liquids side, which has become a larger percentage of our product mix. And we don't have any of the propane or any of the component products hedged at this point. So between the improved recovery of NGLS, that's been reflected in the overall improvement in realized prices on an oil equivalent basis. Does that help?

Q - Chris Davis

That helps. I'm just thinking if there's a freeze off and you can't deliver and you have an options contract that offsets that. That seems like that could be a big problem for some producers and I was just checking with you guys.

A - Brant H. DeMuth

Yes. That's actually a good question as well. Our hedge contracts are financial contracts, so we don't deliver physical against those contracts.

Q - Chris Davis

Okay. But it's a $350 spot price and you have to settle. And normally, you would have settled by -- when you deliver physical, you're going to receive $357 and if you can't deliver physical, that's what I worry about.

A - Eric T. Greager

Yes. I'm actually not concerned about our inability to deliver on our contracts, Chris. I think if that's -- I'm not entirely sure I understand the question, but what I think I'm hearing is perhaps some concern on whether or not we might have demands to deliver which we can't meet. And we have no difficulty at this point despite the freeze offs that impacted the business over the weekend. No problem delivering against our contracts.

Q - Chris Davis

Okay. Thank you very much.

A - Eric T. Greager

Really just a settlement price. Thank you, Chris.

Operator

Thank you. (Operator Instructions) Our next question comes from Ray Deacon with Petro Lotus. You may proceed with your questions.

Q - Raymond Deacon

Yes. Hi. Good morning, Eric and Brant. I had a follow-up on the -- your NGL comment. There's been a pretty big uptick in industrial demand for natural gas. Do you see any read-through on NGL realizations relative to NYMEX in 10 or 2Q?

A - Eric T. Greager

Yes, Ray. Thanks for the question. They continue to improve. Natural gas liquids, I mean, specifically propane has spiked pretty dramatically here in the last couple of months and partially flowed through in the fourth quarter, but it continues to be in high demand, obviously, for heating. And so I think we'll continue to benefit from unrealized high NGL prices.

Q - Raymond Deacon

Got it. And just a follow-up, I guess, with what you mentioned about the COGCC's stricter policies around leak detection and repairs. I guess, do you feel like you might be maybe ahead of some of your peers in the Permian or other basins in terms of being able to talk about the sustainability metrics, emission metrics that most E&PS are kind of moving towards?

A - Eric T. Greager

Ray, that's a great question. And we absolutely believe that understanding how to be a responsible steward of your resources, whether those are capital resources, land resources, oil and gas subsurface resources or, in this case, air emissions resources and the impacts are the externalities of our operating business. We believe that we've got a competitive advantage.

Operating in Colorado, operating with the level of transparency and surface cultural tension that exists in DJ gives us the opportunity, pushes us to be better and delivers to us -- steel sharpens steel, and it makes us better. And that the improvement in our operating practices and our knowledge of state-of-the-art, best available and safest technologies means that we have a competitive advantage against most operators who don't operate in the same environment.

And I think that's -- in terms of leak detection and repair, it's in terms of reporting standards, whether those are CDPHE to the EPA, Title V management according to EPA nonattainment, which the United -- the U.S. EPA has custody and stewardship over some jurisdictions, including the Denver Metro area.

So, in short, we think it makes us better. We think it's a competitive advantage. And we think most E&P across the U.S. Is Probably lagging in the State of Colorado and lagging in the learnings and tension we've been able to capitalize on.

Q - Raymond Deacon

That's great. Thanks very much. And just a last quick one. I think last quarter, you didn't have clear communication from OXY on plans for French Lake. Does the current budget include anything for drilling there?

A - Eric T. Greager

Yes. 2021, it doesn't -- it does not. What we have is a great relationship with Oxy, and we continue to work closely with them. We know they're working hard. And beyond 2021, they're a big organization, and they've got kind of budgeting and long-range plans in place for '22 and beyond. The short answer is no for '21. And I think '22 just remains to be discussed with Oxy and remains undetermined at this point. But great resources, great relationship, and everyone's working hard to capitalize on it.

Q - Raymond Deacon

That's great. Thanks very much.

A - Eric T. Greager

Thank you, Ray.

Operator

Thank you. Our your next question comes from Tom Hughes with Wells Fargo. You may proceed with your question.

Q - Tom Hughes

Yes. Hey, guys. I just wanted to see real quickly, if you've reevaluated the flowback strategy, just in light of oil prices and shape of the curve?

A - Eric T. Greager

Yes. Thanks, Tom. It's a good question. We will always adjust our economic optimization model according to a constantly updating cost model and a constantly updating revenue model. And that includes reservoir pressure management, which is what informs our flowback strategy. So it comes as part of the continuously evolving dynamo economic optimization tool. So what that will do is it will tell us whether or not based on the revenue model attached to the type curve, reaches an economic optima with changes, whether that's choking or opening and then it forecasts and optimizes various streams and various value -- dollar values according to those streams.

So I guess the short answer is yes. And I think the short answer will always be, yes, based on the process. The process is set to update continuously on continuously changing cost model and revenue model assigned to a very specific set of type curves according to Dynamo's Physics engine.

Q - Tom Hughes

Okay. Thank you.

A - Eric T. Greager

Thanks, Tom.

Operator

Thank you. I'm not showing any further questions at this time. I would now like to turn the call back over to Eric Greager for any further remarks.

A - Eric T. Greager

Thank you. I just want to thank everyone for joining the call this morning and for your continued interest in Bonanza Creek.

Operator

Thank you. Ladies and gentlemen, this concludes today's conference call. Thank you for participating. You may now disconnect.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek and HighPoint, which includes the commencement by Bonanza Creek and HighPoint of the Exchange Offers and Consent Solicitations and the simultaneous solicitation of the Prepackaged Plan (collectively, the “Transaction”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger, the Exchange Offers and Consent Solicitations or other aspects of the Transaction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information

In connection with the Transaction, Bonanza Creek and HighPoint have filed materials with the SEC, including (1) the Joint Proxy Statement/Prospectus, (2) a consent solicitation and prospectus with respect to the Exchange Offers and Consent Solicitations (the “Exchange Prospectus”), of which the Prepackaged Plan is a part, (3) a Registration Statement on Form S-4, Registration No. 333-251401, with respect to the Merger (the “Merger Registration Statement”), of which the Joint Proxy Statement/ Prospectus forms a part, and (4) a Registration Statement on Form S-4, Registration No. 333-251402, with respect to the Exchange Offers and Consent Solicitations (together with the Merger Registration Statement, the “Registration Statements”), of which the Exchange Prospectus forms a part. The Registration Statements were declared effective by the SEC on February 9, 2021. On February 10, 2021, Bonanza Creek filed the Joint Proxy Statement/Prospectus and the Exchange Prospectus and began mailing the Joint Proxy Statement/Prospectus to the Company’s stockholders and sending the definitive form of the Exchange Prospectus to the holders of the HighPoint Notes. This document is not a substitute for the Joint Proxy Statement/Prospectus, Exchange Prospectus or Registration Statements or for any other document that Bonanza Creek or HighPoint has filed or may file with the SEC and send to Bonanza Creek’s shareholders or HighPoint’s shareholders or debt holders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND HIGHPOINT ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND HIGHPOINT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, HIGHPOINT, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement/Prospectus and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and HighPoint with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting Bonanza Creek’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HighPoint will be available free of charge from HighPoint’s website at www.hpres.com under the “Investors” tab or by contacting HighPoint’s Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Participants in the Solicitation

Bonanza Creek, HighPoint and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Bonanza Creek’s shareholders and HighPoint’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of Bonanza Creek is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Information regarding the executive officers and directors of HighPoint is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statements, Joint Proxy Statement/Prospectus and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transaction or that shareholders of HighPoint may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and HighPoint; the effects of the business combination of Bonanza Creek and HighPoint, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the Minimum Participation Condition is not satisfied and that HighPoint may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  All forward-looking statements speak only as of the date they are made and are based on information available at that time. Bonanza Creek does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.